Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$3,120,000.00	$333.84(1)

(1)	The filing fee of $333.84 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of $710,418.71 has already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-122925) filed by Citigroup Inc. and Citigroup Funding Inc. on February 18, 2005 and is being carried forward. The filing fee of $333.84 due for this offering is offset against the registration fee previously paid and $707,409.87 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2006 - MTNDD001 Dated May 11, 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Rule 424(b)(2)              File Nos. 333-132370 & 333-132370-01

US$3,120,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Interest Rate “Lock-in” Notes Based Upon the EUR/USD Exchange Rate Due 2008

•	We expect to pay interest, if any, in cash semi-annually. The interest payable on the notes will vary based on the EUR/USD exchange rate and may be zero. The notes will pay interest on each interest payment date at a per annum rate equal to the percentage change in the EUR/USD exchange rate from the value on the date of this pricing supplement to the second business day before each interest payment date, subject to a maximum interest rate of 10% per annum. The EUR/USD exchange rate expresses the amount of U.S. dollars that can be exchanged for one European Union euro.

•	If the EUR/USD exchange rate, at any time from and including the date of this pricing supplement to the second business day before maturity, is greater than or equal to 10% of the EUR/USD exchange rate on the date of this pricing supplement, the notes will pay interest at 10% per annum on all subsequent interest payment dates.

•	The notes will mature on May 19, 2008. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$10,000.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total

Public Offering Price	US$	10,000	US$	3,120,000

Agent’s Discount	US$	0	US$	0

Proceeds to Citigroup Funding Inc. (before expenses)	US$	10,000	US$	3,120,000

We expect that delivery of the notes will be made against payment therefor on or about May 19, 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next two business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

To the extent the offer of any notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding Inc. to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent has agreed that it will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent it is permitted under applicable laws and regulations. In so doing, the agent will not impose any additional obligations on Citigroup Funding Inc.

The agent has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom;

•	it and each of its affiliates have not offered or sold, and will not offer or sell, the notes in Hong Kong by means of any document other than (1) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, (2) “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “CFO”) and any rules thereunder, or (3) otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “CO”) or which do not result in this document being a prospectus as defined in the CO, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the notes other than with respect to the notes to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the CFO and any rules thereunder;

•	it has not registered this document as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act”). Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes will not be circulated or distributed, nor will the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. It will advise any person receiving a copy of this document that no person may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each person who has subscribed for or purchased notes in Singapore is a person specified in Section 275 of the Securities and Futures Act, namely a person who is:

(a)  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act except:

(i)  to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii)  where no consideration is given for the transfer; or

(iii)  by operation of law;

•	it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the notes; and

•	no notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) an/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the notes, either directly or indirectly.

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Interest Rate “Lock-in” Notes Based Upon the EUR/USD Exchange Rate due 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to your initial investment in the notes plus any accrued and unpaid interest due at maturity, if any. The amount of any interest payments due on the notes will vary and could be zero. Interest payments will be based on the changes in the value of the European Union euro relative to the U.S. dollar during the period from the date of this pricing supplement to the second business day before each interest payment date, subject to a maximum interest rate of 10% per annum. If the EUR/USD exchange rate appreciates by 10% or more from the starting value at any time during the term of the notes, the notes will pay interest at 10% per annum on all subsequent interest payment dates. Otherwise, interest payable on each interest payment date will be based solely on the EUR/USD exchange rate on the second business day before each interest payment date regardless of the fluctuations in the EUR/USD exchange rate during the term of the notes.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on May 19, 2008.

You may transfer the notes only in minimum denominations and integral multiples of US$10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes — Book-Entry System” in the prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at maturity of the notes in the event of a decline in the EUR/USD exchange rate over the term of the notes. However, principal is not protected if the notes are sold prior to maturity.

Will I Receive Interest on the Notes?

The interest payable on the notes will vary and may be zero. We expect to pay interest, if any, in cash semi-annually on each May 19 and November 19, commencing on November 19, 2006 and ending on the maturity date. We refer to each of these semi-annual payment dates as an interest payment date and each six-month period from and including the issue date or an interest payment date to and including the day immediately preceding the next interest payment date or maturity as an interest calculation period.

The notes will pay interest, if any, on each interest payment date at a per annum rate equal to the currency return on the second business day before each interest payment date, which we refer to as an interest payment observation date, subject to the maximum interest rate described below.

The currency return on any interest payment observation date, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Current Value — Starting Value
Starting Value

provided that the currency return will not be less than zero.

The starting value equals 1.2780, the EUR/USD exchange rate at 10:00 a.m. (New York time) on the date of this pricing supplement.

The current value will equal the EUR/USD exchange rate at 10:00 a.m. (New York time) on the relevant interest payment observation date.

The EUR/USD exchange rate, at any time during the term of the notes, will equal the European Union euro/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on page “1FED,” or any substitute page, at that time. Spot market means the global spot foreign exchange markets, which will be treated as being open continuously from 5:00 a.m. (Sydney time) on a Monday in any week to 5:00 p.m. (New York time) on the Friday of that week.

If the EUR/USD exchange rate, at any time from 10:00 a.m. (New York time) on the date of this pricing supplement to 10:00 a.m. (New York time) on the second business day before maturity (including intra-day exchange rates), is greater than or equal to 1.4058 (110% of the starting value), which we refer to as a lock-in event, the notes will pay interest at the maximum interest rate on all subsequent interest payment dates. The maximum interest rate will apply to the entire interest calculation period in which the lock-in event occurs, regardless of when the lock-in event occurs during an interest calculation period.

The maximum interest rate equals 10% per annum.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to the EUR/USD exchange rate or another currency exchange rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

Hypothetical Interest Payment Examples

The eight examples of hypothetical interest payment calculations set forth below are based on the following assumptions:

•	Pricing date: May 5, 2006
•	Issue date: May 12, 2006
•	Principal amount invested: US$50,000 (or five notes)
•	Starting value: 1.2000
•	Maximum interest rate: 10% per annum
•	Interest payment observation dates: The second business day before each Interest Payment Date

•	Interest payment dates: On the 12th day of each May and November, commencing on November 12, 2006
•	Maturity date: May 12, 2008
•	Lock-in level: A lock-in event will be triggered if the EUR/USD exchange rate is greater than or equal to 1.3200 (110% of the starting value) at any time from the pricing date to the second business day before maturity.
•	The notes are purchased on the issue date and held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual semi-annual interest payments, if any, will depend on the actual starting value (1.2780), current value, maximum interest rate (10%) and the EUR/USD exchange rate level at which a lock-in event occurs (1.4058).

Example 1:    The exchange rate appreciates by 10% or more on or prior to the first interest payment observation date. A lock-in event has occurred and each note will pay interest at a rate of 10% per annum (5% semi-annually) on each interest payment date.

The interest payable on the notes is capped by the maximum interest rate of 10% per annum even if the EUR/USD exchange rate appreciates at a per annum rate of more than 10% during the term of the notes.

Total interest payment per US$50,000 principal amount of notes: US$10,000 = US$2,500 + US$2,500 + US$2,500 + US$2,500

Example 2:    The EUR/USD exchange rate is 1.275 on the first interest payment observation date. No lock-in event has occurred and each note will pay interest at a rate of 6.25% per annum (3.125% semi-annually) on the first interest payment date.

The EUR/USD exchange rate appreciates by 10% or more after the first interest payment observation date and on or prior to the second interest payment observation date. A lock-in event has occurred and each note will pay interest at a rate of 10% per annum (5% semi-annually) on each of the subsequent interest payment dates.

Total interest payment per US$50,000 principal amount of notes: US$9,062.50 = US$1,562.50 + US$2,500.00 + US$2,500.00 + US$2,500.00

Example 3:    The EUR/USD exchange rate is 1.250 on the first interest payment observation date and 1.300 on the second interest payment observation date. No lock-in event has occurred and each note will pay interest at a rate of 4.17% per annum (2.08% semi-annually) on the first interest payment date and at a rate of 8.33% per annum (4.17% semi-annually) on the second interest payment date.

The EUR/USD exchange rate appreciates by 10% or more after the second interest payment observation date and on or prior to the third interest payment observation date. A lock-in event has occurred and each note will pay interest at a rate of 10% per annum (5% semi-annually) on each of the subsequent interest payment dates.

Total interest payment per US$50,000 principal amount of notes: US$8,125.00 = US$1,041.67 + US$2,083.33 + US$2,500.00 + US$2,500.00

Example 4:    The EUR/USD exchange rate is 1.250 on the first interest payment observation date, 1.270 on the second interest payment observation date and 1.300 on the third interest payment observation date. No lock-in event has occurred and each note will pay interest at a rate of 4.17% per annum (2.08% semi-annually) on the first interest payment date, at a rate of 5.83% per annum (2.92% semi annually) on the second interest payment date and at a rate of 8.33% per annum (4.17% semi-annually) on the third interest payment date.

The EUR/USD exchange rate appreciates by 10% or more after the third interest payment observation date and on or prior to the final interest payment observation date. A lock-in event has occurred and each note will pay interest at a rate of 10% per annum (5% semi-annually) at maturity.

Total interest payment per US$50,000 principal amount of notes: US$7,083.33 = US$1,041.67 + US$1,458.33 + US$2,083.33 + US$2,500.00

Example 5:    The EUR/USD exchange rate is 1.225 on the first interest payment observation date, 1.250 on the second interest payment observation date, 1.275 on the third interest payment observation date and 1.225 on the final interest payment observation date. No lock-in event has occurred and each note will pay interest at a rate of 2.08% per annum (1.04% semi-annually) on the first interest payment date, at a rate of 4.17% per annum (2.08% semi-annually) on the second interest payment date, at a rate of 6.25% per annum (3.125% semi-annually) on the third interest payment date and at a rate of 2.08% per annum (1.04% semi-annually) at maturity.

No lock-in event occurs because the EUR/USD exchange rate does not appreciate by 10% or more at any time before the final interest payment observation date.

Total interest payment per US$50,000 principal amount of notes: US$3,645.83 = US$520.83 + US$1,041.67 + US$1,562.50 + US$520.83

Example 6:    The EUR/USD exchange rate is 1.230 on the first interest payment observation date, 1.260 on the second interest payment observation date, 1.180 on the third interest payment observation date and 1.150 on the final interest payment observation date. No lock-in event has occurred and each note will pay interest at a rate of 2.50% per annum (1.25% semi-annually) on the first interest payment date and at a rate of 5.00% per annum (2.50% semi-annually) on the second interest payment date.

The notes will not pay interest on the last two interest payment dates because the EUR/USD exchange rate is less than or equal to the starting value.

Total interest payment per US$50,000 principal amount of notes: US$1,875.00 = US$625.00 + US$1,250.00 + US$0.00 + US$0.00

Example 7:    The EUR/USD exchange rate on each of the first three interest payment observation dates is less than or equal to the starting value. No lock-in event has occurred and no interest is paid on the first three interest payment dates. The EUR/USD exchange rate is 1.250 on the final interest payment observation date and each note will pay interest at a rate of 4.17% per annum (2.08% semi-annually) at maturity only.

Even though the EUR/USD exchange rate has appreciated by approximately 4.17% during the term of the notes, because the notes pay interest semi-annually the return on the notes is approximately half of that appreciation. Because most of the appreciation in the EUR/USD exchange rate occurs in the last interest calculation period, the return on the notes is less than the return on an investment directly linked to the EUR/USD exchange rate.

Total interest payment per US$50,000 principal amount of notes: US$1,041.67 = US$0.00 + US$0.00 + US$0.00 + US$1,041.67

Example 8:    The EUR/USD exchange rate on all interest payment observation dates is less than or equal to the starting value. No lock-in event has occurred and no interest is paid on the notes.

Total interest payment per US$50,000 principal amount of notes: US$0.00 = US$0.00 + US$0.00 + US$0.00 + US$0.00

What Will I Receive at Maturity of the Notes?

At maturity, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at maturity. If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “— You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

How Has the EUR/USD Exchange Rate Performed Historically?

We have provided a graph showing the daily EUR/USD exchange rate, as reported on Bloomberg, from January 1, 1999 to May 11, 2006, and a table showing the high and low EUR/USD exchange rate for each quarter since the first quarter of 2001. You can find this graph and table in the section “The EUR/USD Exchange Rate — Historical Data on the EUR/USD Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the EUR/USD exchange rate in recent years. However, past performance is not necessarily indicative of how the EUR/USD exchange rate will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the relevant currencies or in other instruments, such as options, swaps or futures, based on the EUR/USD exchange rate or the relevant currencies. This hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan will by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the notes. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note each holder agrees to this treatment of the notes. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. Holder of the notes will be required to accrue interest income on the notes regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. Holder generally will be required to treat any gain recognized upon disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the EUR/USD exchange rate, and other events that are difficult to predict and beyond our control.

The Interest Payable on the Notes Will Vary and May Be Zero

The interest payable on the notes will vary and may be zero. The interest payable, if any, on each interest payment date will depend on the changes in the value of the European Union euro relative to the U.S. dollar from the starting value up to and including each interest payment observation date. If the EUR/USD exchange rate does not increase during such period and no lock-in event has occurred, no interest on the notes will be paid on that interest payment date. In addition, unless a lock-in event has occurred, interest payable on each interest payment date will be based solely on the EUR/USD exchange rate on each interest payment observation date even if the EUR/USD exchange rate is higher than that at one or more times during the term of the notes.

The Maximum Interest Rate Will Be Capped

As a result of the maximum interest rate of 10% per annum, the notes may provide less opportunity to participate in the appreciation of the EUR/USD exchange rate than an investment in an instrument directly linked to the EUR/USD exchange rate. The maximum interest rate will operate to limit the interest payable on the notes to 10% per annum regardless of the appreciation in the EUR/USD exchange rate. If the EUR/USD exchange rate appreciates significantly during the term of the notes, the return on the notes may be less than the return on an investment directly linked to the EUR/USD exchange rate.

Any Interest Payable on the Notes May Not Fully Reflect the Appreciation of the EUR/USD Exchange Rate

Unless a lock-in event occurs, the notes will pay interest, if any, on each interest payment date at a per annum rate equal to the percentage change in the EUR/USD exchange rate from the starting value. However, because any interest is paid semi-annually, each interest payment will reflect only approximately half of the actual percentage increase, if any, of the EUR/USD exchange rate from the starting value. If most of the appreciation in the EUR/USD exchange rate occurs in the last interest calculation period, the return on the notes may be less than the return on an investment directly linked to the EUR/USD exchange rate.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The yield on the notes will be based solely on the interest, if any, paid during the term of the notes. The interest payable on the notes on each interest payment date will depend on the changes in the EUR/USD exchange rate from the date of this pricing supplement up to and including each interest payment observation date. Thus, if the EUR/USD exchange rate does not increase or increases only slightly during the term of the notes, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Values of the European Union Euro and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the European Union euro and the U.S. dollar, may be affected by complex political and economic factors. The EUR/USD exchange rate is at any moment a result of the supply and demand for the European Union euro and the U.S. dollar, and changes in the EUR/USD exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe, particularly member nations of the European Union, and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Europe, particularly member nations of the European Union, and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the member nations of the European Union and the United States, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the member nations of the European Union and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the European Union euro or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the EUR/USD exchange rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The EUR/USD Exchange Rate.    We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the EUR/USD exchange rate from the starting value of 1.2780. For example, an increase of the EUR/USD exchange rate may cause an increase in the market value of the notes because the notes will pay interest at a higher rate. Conversely, a decrease of the EUR/USD exchange rate may cause a decrease in the market value of the notes because the notes will pay interest at a lower rate or not at all. However, once a lock-in event has occurred, the subsequent changes in the EUR/USD exchange rate may not have significant effect on the market value of the notes. If you choose to sell your notes when the EUR/USD exchange rate is below the starting value, you may receive less than the amount you originally invested.

The EUR/USD exchange rate will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the European Union euro and the U.S. dollar are traded. These factors are described in more detail in “—The Values of the European Union Euro and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the EUR/USD Exchange Rate.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the EUR/USD exchange rate changes, the market value of the notes may change.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the relevant currencies or in other instruments, such as options, swaps or futures, based on the EUR/USD exchange rate or the relevant currencies. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the EUR/USD exchange rate.

The Historical Performance of the EUR/USD Exchange Rate Is Not an Indication of the Future Performance of the EUR/USD Exchange Rate

The historical performance of the EUR/USD exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the EUR/USD exchange rate during the term of the notes. Changes in the value of the EUR/USD exchange rate will affect the trading price of the notes, but it is impossible to predict whether the EUR/USD exchange rate will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the European Union euro and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the EUR/USD exchange rate used to calculate the interest rate on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Principal-Protected Interest Rate “Lock-in” Notes Based Upon the EUR/USD Exchange Rate due 2008 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued and unpaid interest due at maturity, if any. The amount of any interest payments due on the Notes will vary and could be zero. Interest payments will be based on the changes in the value of the European Union euro relative to the U.S. dollar during the period from the date of this pricing supplement to the second business day before each Interest Payment Date, subject to a Maximum Interest Rate of 10% per annum. If the EUR/USD Exchange Rate appreciates by approximately 10% or more from the Starting Value at any time during the term of the Notes, the Notes will pay interest at 10% per annum on all subsequent Interest Payment Dates. Otherwise, interest payable on each Interest Payment Date will be based solely on the EUR/USD Exchange Rate on the second business day before each Interest Payment Date regardless of the fluctuations in the EUR/USD Exchange Rate during the term of the Notes.

Payment at Maturity

At maturity, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest, if any.

Interest

The interest payable on the Notes will vary and may be zero. We expect to pay interest, if any, in cash semi-annually on each May 19 and November 19, commencing on November 19, 2006 and ending on the maturity date, each an Interest Payment Date. Each six-month period from and including the issue date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date or maturity is an Interest Calculation Period. During each Interest Calculation Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

The Notes will pay interest, if any, on each Interest Payment Date at a per annum rate equal to the Currency Return on the second Business Day before each Interest Payment Date (an Interest Payment Observation Date), subject to the Maximum Interest Rate described below.

The Currency Return on any Interest Payment Observation Date, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Current Value — Starting Value
Starting Value

provided that the Currency Return will not be less than zero.

The Starting Value equals 1.2780, the EUR/USD Exchange Rate at 10:00 a.m. (New York time) on the date of this pricing supplement.

The Current Value will equal the EUR/USD exchange rate at 10:00 a.m. (New York time) on the relevant Interest Payment Observation Date.

If the EUR/USD Exchange Rate, at any time from 10:00 a.m. (New York time) on the date of this pricing supplement to 10:00 a.m. (New York time) on the second Business Day before maturity (including intra-day exchange rates), is greater than or equal to 1.4058 (110% of the Starting Value), which we refer to as a Lock-in Event, the Notes will pay interest at the Maximum Interest Rate on all subsequent Interest Payment Dates. The Maximum Interest Rate will apply to the entire Interest Calculation Period in which the Lock-in Event occurs regardless of when the Lock-in Event occurs during an Interest Calculation Period.

The Maximum Interest Rate equals 10% per annum.

The EUR/USD Exchange Rate, at any time during the term of the Notes, will equal the European Union euro/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, quoted as the amount of U.S. dollars per one European Union euro, as reported by Reuters on page “1FED,” or any substitute page, at that time. Spot market means the global spot foreign exchange markets, which will be treated as being open continuously from 5:00 a.m. (Sydney time) on a Monday in any week to 5:00 p.m. (New York time) on the Friday of that week.

If the EUR/USD Exchange Rate is not so reported on Reuters page “1FED”, or any substitute page thereto, then the EUR/USD Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on that date. If the Noon Buying Rate is not announced on that date, then the EUR/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the EUR/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the EUR/USD Exchange Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

“Business Day” means any day that 1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close and 2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.875% per annum on the unpaid amount due. Such rate will be determined by the calculation agent. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE EUR/USD EXCHANGE RATE

General

The EUR/USD Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the European Union euro and the U.S. dollar, expressed as a rate that reflects the amount of U.S. dollars that can be exchanged for one European Union euro. The EUR/USD Exchange Rate increases when the European Union euro appreciates relative to the U.S. dollar and declines when the European Union euro depreciates relative to the U.S. dollar.

The European Union euro is the official currency of the member states of the European Economic and Monetary Union (the “European Monetary Union”). It was introduced in January 1999 and replaced the national currencies of the then 11 participating countries. Today, the European Union euro is the official currency of the following 12 countries: Austria, Belgium; Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, and Spain. Other current and future European Monetary Union countries may adopt the European Union euro as their official currency. We have obtained all information in this pricing supplement relating to the European Monetary Union, the European Union euro and the EUR/USD Exchange Rate from public sources, without independent verification. Currently, the EUR/USD Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the EUR/USD Exchange Rate will be the rate described under “Description of the Notes –– Interest” above.

Historical Data on the EUR/USD Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the EUR/USD Exchange Rate, as reported by Bloomberg. The historical data on the EUR/USD Exchange Rate is not necessarily indicative of the future performance of the EUR/USD Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the EUR/USD Exchange Rate during any period set forth below is not any indication that the EUR/USD Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2001
Quarter
First	0.9594	0.8751
Second	0.9088	0.8413
Third	0.9330	0.8352
Fourth	0.9240	0.8737
2002
Quarter
First	0.9064	0.8565
Second	0.9988	0.8713
Third	1.0199	0.9613
Fourth	1.0505	0.9688
2003
Quarter
First	1.1083	1.0336
Second	1.1933	1.0562
Third	1.1739	1.0764
Fourth	1.2647	1.1377

	High	Low
2004
Quarter
First	1.2926	1.2047
Second	1.2389	1.1761
Third	1.2461	1.1969
Fourth	1.3666	1.2225
2005
Quarter
First	1.3582	1.2732
Second	1.3125	1.1981
Third	1.2589	1.1868
Fourth	1.2205	1.1640
2006
Quarter
First	1.2323	1.1802
Second (through May 11, 2006)	1.2872	1.2034

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York time) on May 11, 2006, was 1.2780.

The following graph shows the daily values of the EUR/USD Exchange Rate in the period from January 1, 1999 through May 11, 2006 using historical data obtained from Bloomberg. Past movements of the EUR/USD Exchange Rate are not indicative of future values of the EUR/USD Exchange Rate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of United States federal income tax consequences material to the purchase, ownership and disposition of the notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of the notes (a “U.S. Holder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the notes by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the notes as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the United States dollar, (iv) persons that do not hold the notes as capital assets or (v) persons that did not purchase the notes in the initial offering.

This summary is based on United States federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

PROSPECTIVE INVESTORS IN THE NOTES SHOULD CONSULT THEIR TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Tax Characterization of the Notes

Citigroup Funding will treat each note for United States federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “CPDI regulations”). Moreover, each holder, by accepting a note, agrees to this treatment of the note and to report all income (or loss) with respect to the note in accordance with the CPDI regulations. The remainder of this summary assumes the treatment of each note as a single debt instrument subject to the CPDI regulations and the holder’s agreement thereto.

U.S. Holders

Accrual of Interest on the Notes

Pursuant to the CPDI regulations, U.S. Holders will be required to accrue interest income on the notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders may be required to include interest in taxable income in excess of interest payments actually received in a taxable year.

The CPDI regulations provide that a U.S. Holder must accrue ordinary interest income, as original issue discount, for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes in an amount that equals:

(1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

(2) divided by the number of days in the accrual period; and

(3) multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. It is expected that the issue price of the notes will be their par amount. The adjusted issue price of a note generally is its issue price (i) increased by any interest income previously accrued (determined without regard to any adjustments to interest accruals described below) and (ii) decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the notes (without regard to the actual amount paid).

The term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined that the comparable yield for the notes is an annual rate of 4.80%, compounded semi-annually.

The CPDI regulations require that Citigroup Funding provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, referred to as projected payments, on the notes. The payments set forth on that schedule must produce a total return on the note equal to the comparable yield. The projected payment schedule provides estimates for the semi-annual coupons payable on the notes, as well as the amount to be paid upon the maturity of the notes. The projected payment schedule for each note (US$10,000 principal amount) projects the following payments on the following payment dates: US$87.39 on November 19, 2006, US$162.87 on May 19, 2007, US$225.10 on November 19, 2007, US$10,500.00 on May 19, 2008, including a final payment at maturity equal to US$10,000.00.

Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$10,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note (before taking into account any adjustments to interest accruals described below) for each of the following periods: US$296.23 in 2006; US$489.52 in 2007 and US$189.61 in 2008. Accordingly, U.S. Holders generally will be required to recognize taxable income in an amount that is more than cash received earlier in the term of the Notes and to recognize taxable income in an amount that is less than cash received later in the term of the Notes.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended. Because income on the notes will constitute original issue discount, coupons on the notes will not be eligible for the dividends-received deduction, in the case of corporate holders, or for the lower tax rate applicable to certain dividends, in the case of individual holders.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID (listed above) for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID (listed above) and the actual cash payment received.

If a U.S. Holder receives in a taxable year actual payments with respect to the notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the notes for that taxable year, which will decrease the total amount of Tax OID (listed above) for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID (listed above) and the actual cash payment received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Sale, Exchange or Redemption

Upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally be equal to (i) the U.S. Holder’s original purchase price for the note, (ii) increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and (iii) decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the notes (without regard to the actual amount paid).

Gain recognized upon disposition of a note generally will be treated as ordinary interest income, and any loss generally will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year).

Backup Withholding Tax and Information Reporting

Unless a U.S. Holder is an exempt recipient, such as a corporation, payments under the notes and the proceeds received from the sale of notes will be subject to information reporting and will also be subject to United States federal backup withholding tax if such U.S. Holder fails to supply an accurate taxpayer identification number on Internal Revenue Service Form W-9 or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld generally will be allowed as a credit against the U.S. Holder’s United States federal income tax liability.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., US$3,120,000 principal amount of Notes (312 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed US$50 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed US$50 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes. The disclosure in this section replaces the disclosure contained in the section “ERISA Matters” in the accompanying prospectus supplement.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes,

Series D

US$3,120,000 principal amount

Principal-Protected Interest Rate “Lock-in” Notes Based Upon the EUR/USD Exchange Rate

Due May 19, 2008

(US$10,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

May 11, 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup